Exhibit 99.1

Nasus Pharma Announces Transition of Chief Financial Officer

TEL AVIV, Israel, August 19, 2026 – Nasus Pharma Ltd. (NYSE American: NSRX) (“Nasus”, “Nasus Pharma” or the “Company”), a clinical-stage pharmaceutical company focused on the development of innovative intranasal products, today announced that Chief Financial Officer, Eyal Rubin, will be leaving the Company to pursue a new opportunity outside of the life science industry. Mr. Rubin will remain with Nasus through September 18, 2026, and will work closely with the Company to ensure a seamless and orderly transition. Oren Elmaliach, the Company’s Director of Finance, has been appointed Interim Chief Financial Officer.

“I have known Eyal for over a decade and have always admired his contributions in any role,” said Brendan O’Grady, Chief Executive Officer of Nasus. “While I am disappointed that Eyal will be leaving Nasus, I am excited for him as he takes on a new challenge and opportunity. I appreciate his commitment to a seamless transition and look forward to working with him over the next several weeks.  I also congratulate Oren Elmaliach as he assumes the role of Interim Chief Financial Officer. I have full confidence in Oren as he knows the Company exceptionally well and will provide important continuity as Nasus continues to move forward.”

“Eyal has made meaningful contributions to Nasus, playing an important role in our transition as a public company and in building the financial foundation for our next stage of development,” said Udi Gilboa, Chairman of the Board of Directors of Nasus Pharma. “We understand and fully support his decision to pursue this important next step in his career. On behalf of the Board and the entire Nasus team, I want to thank Eyal for his contributions, professionalism, and partnership and wish him every success in this next chapter.”

Mr. Elmaliach has been with Nasus since its inception and has extensive knowledge of the Company’s financial operations, reporting processes and organization. A certified public accountant, Mr. Elmaliach brings more than 15 years of financial experience and leadership including significant experience supporting public and private life sciences companies and working within the US public markets and financial reporting environment.

About Nasus Pharma

Nasus Pharma Ltd. (NYSE American: NSRX) is a biopharmaceutical company advancing innovative intranasal therapies through its proprietary intranasal powder technology platform. The Company’s lead product candidate, NS002, is being developed as an intranasal epinephrine treatment for Type I allergic reactions, including anaphylaxis. In addition to NS002, Nasus is leveraging its proprietary technology platform to develop a growing pipeline of differentiated intranasal product candidates designed to provide rapid, reliable and patient-friendly drug delivery across multiple therapeutic areas.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. Words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will”, “would,” or the negative of these words, similar expressions or variations of such words are intended to identify forward looking statements. For example, Nasus Pharma is using forward looking statements in this press release when it discusses: the timing of the chief financial officer role transition. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions.  These forward-looking statements are based on current expectations and and are subject to uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2026. Forward-looking statements contained in this press release are made as of this date, andhe Company undertakes no obligation to update or revise these forward-looking statements except as required by applicable law.

Company Contact

Nasus Pharma Ltd.

info@nasuspharma.com

Investor Contact

Mike Moyer

LifeSci Advisors

+1-617-308-4306

mmoyer@lifesciadvisors.com